EXHIBIT 99.1

Equinox Gold Announces Inaugural Quarterly Cash Dividend of US$0.015 per Common Share and Application for Normal Course Issuer Bid

VANCOUVER, British Columbia, Feb. 18, 2026 (GLOBE NEWSWIRE) -- Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) (“Equinox Gold” or the “Company”) is pleased to announce that its Board of Directors (“Board”) has declared an inaugural quarterly cash dividend of US$0.015 per common share (“Share”) of the Company, which is payable on March 26, 2026 to shareholders of record as at the close of business on the record date of March 12, 2026. The Board has also approved a dividend policy under which the Company intends, subject to quarterly Board approval and certain relevant factors, to pay a regular quarterly dividend of US$0.015 per Share, or US$0.06 per Share annually. The Board has also approved the Company’s application to the Toronto Stock Exchange for a normal course issuer bid (“NCIB”) pursuant to which the Company may repurchase, for cancellation, up to approximately 5% of the Company’s issued and outstanding Shares. These decisions underscore the Company’s financial strength, confidence in its long-term growth strategy, and commitment to returning capital to shareholders.

Darren Hall, Chief Executive Officer of Equinox Gold, commented: “With our strengthened balance sheet, Equinox Gold is pleased to announce the initiation of a quarterly cash dividend that reflects our confidence in the Company’s financial position and long-term outlook.

“We are entering this next phase of our strategy with a solid balance sheet, low net debt, and strong cash flow generation, supported by the current gold price environment. With this foundation, we are well positioned to advance 400,000 to 500,000 ounces of compelling organic growth over the next five years, including the Phase 2 expansion at Valentine, the Castle Mountain expansion, and future optionality at Los Filos, while implementing capital return initiatives as part of our disciplined capital allocation framework.

“As we continue to generate free cash flow, we will review the opportunity to increase the dividend focused on delivering additional long-term value for our shareholders.”

The dividend is designated as an “eligible dividend” for Canadian income tax purposes.

The declaration, amount, and payment of future dividends remain subject to the discretion of the Board and will depend upon the Company’s financial results, capital requirements, business conditions, compliance with applicable legal and debt covenant requirements and other factors considered relevant. The Company will review its dividend policy on an ongoing basis and may amend it at any time. Accordingly, except for the inaugural dividend declared herein, there can be no assurance that any future dividends will be declared and/or paid.

About Equinox Gold

Equinox Gold (TSX: EQX, NYSE-A: EQX) is a Canadian mining company positioned for growth with a strong foundation of high-quality, long-life gold operations in Canada and across the Americas, and a pipeline of development and expansion projects. Founded and chaired by renowned mining entrepreneur Ross Beaty and guided by a seasoned leadership team with broad expertise, the Company is focused on disciplined execution, operational excellence and long-term value creation. Equinox Gold offers investors meaningful exposure to gold with a diversified portfolio and clear path to growth. Learn more at www.equinoxgold.com or contact ir@equinoxgold.com.

Equinox Gold Contact

Ryan King
EVP Capital Markets
T: 778.998.3700
E: ryan.king@equinoxgold.com
E: ir@equinoxgold.com

Cautionary Notes & Forward-looking Statements

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation and may include future-oriented financial information or financial outlook information (collectively “Forward-looking Information”). Actual results of operations and the ensuing financial results may vary materially from the amounts set out in any Forward-looking Information. Forward-looking Information in this news release relates to, among other things: the strategic vision for the Company and expectations regarding exploration potential, production capabilities, future financial or operating performance, growth potential and expansion projects, including Phase 2 at Valentine, Castle Mountain expansion and future opportunity at Los Filos; the new divided policy, including management’s intention to provide a continuing dividend and the expected and the amount of any future quarterly dividend; the Company’s commitment to capital return initiatives; approvals required for the NCIB and the Company’s ability to purchase shares under the NCIB. Forward-looking Information is generally identified using words like “will”, “potential”, “growth”, “increase”, “expect”, “upside”, and similar expressions and phrases or statements that certain actions, events or results “may”, “could”, or “should”, or the negative connotation of such terms, are intended to identify Forward-looking Information. Although the Company believes that the expectations reflected in such Forward-looking Information are reasonable, undue reliance should not be placed on Forward-looking Information since the Company can give no assurance that such expectations will prove to be correct. The Company has based Forward-looking Information on the Company’s current expectations and projections about future events and these assumptions include: Equinox Gold’s ability to achieve the production, cost and development expectations for its respective operations and projects, including Valentine and Greenstone; prices for gold remaining as estimated; availability of funds for the Company’s projects and future cash requirements, including for any dividend or the purchase of shares under the NCIB; the Company’s ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; no unexpected geological formations or environmental hazards are encountered; tonnage of ore to be mined and processed and ore grades and recoveries remaining consistent with mine plans; and the ability of the Company to work productively with its Indigenous partners at Greenstone. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

Forward-looking Information involves numerous risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such Forward-looking Information. Such factors include those described in the section “Risk Factors” in the Company’s MD&A for the most recent fiscal year end, and in the section titled “Risks Related to the Business” in Equinox Gold’s most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar and in the section “Risk Factors” in Calibre Mining’s MD&A dated February 19, 2025 for the year ended December 31, 2024 and the section titled “Risk Factors” in Calibre Mining’s most recently filed Annual Information Form which is available on SEDAR+ at www.sedarplus.ca. Forward-looking Information reflects management’s current expectations for future events and is subject to change. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any Forward-looking Information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or other factors affecting Forward-looking Information. If the Company updates any Forward-looking Information, no inference should be drawn that the Company will make additional updates with respect to those or other Forward-looking Information. All Forward-looking Information contained in this news release is expressly qualified by this cautionary statement.